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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                                BIRD CORPORATION
                            (Name of Subject Company)

                                BIRD CORPORATION
                        (Name of Person Filing Statement)

                           COMMON STOCK, $1 PAR VALUE
             (Including the Associated Common Stock Purchase Rights)
                         (Title of Class of Securities)

                                    090763103
                      (Cusip Number of Class of Securities)

           $1.85 CUMULATIVE CONVERTIBLE PREFERENCE STOCK, $1 PAR VALUE
                         (Title of Class of Securities)

                                    090763301
                      (Cusip Number of Class of Securities)

                                FRANK S. ANTHONY
                                 VICE PRESIDENT
                                BIRD CORPORATION
                              1077 PLEASANT STREET
                                NORWOOD, MA 02062
                                 (617) 551-0656
          (Name, Address, and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of the
                            Person Filing Statement)






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         Bird Corporation (the "Company") hereby amends and supplements its
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on April 12, 1996 (the "Statement"), with respect to an offer (the "Offer") by BI Expansion Corp., a Massachusetts corporation, which is a wholly owned subsidiary of CertainTeed Corporation, a Delaware corporation, which is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain, a French corporation, to purchase all outstanding shares of Common Stock, par value $1.00 per share, including the associated Common Stock purchase rights, and all outstanding shares of $1.85 Cumulative Convertible Preference Stock, par value $1.00 per share, of the Company, on the terms described in the Offer to Purchase dated April 12, 1996. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         On May 3, 1996, the Company announced that it was informed by CertainTeed that CertainTeed intends to allow the Offer to expire without acquiring any Shares and intends to terminate the Merger Agreement. The Company is evaluating its response to this decision. The press release in respect of the announcement is filed herewith.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(8)   Press Release dated May 3, 1996.


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                                  EXHIBIT INDEX


                                                                Sequentially
Exhibit No.                Description                          Numbered Pages

(a)(8)                     Press release dated May 3, 1996



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             BIRD CORPORATION



                                             By:   /s/ FRANK S. ANTHONY
                                                  -------------------------
                                                   Name:   Frank S. Anthony
                                                   Title:  Vice President

Date:  May 3, 1996



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                                                              Exhibit 99(a)(8)


[Logo]


                                                                  NEWS RELEASE


                                               Bird Corporation
                                               1077 Pleasant Street
                                               Norwood, MA 02062-6714
                                               Contact: Joseph D. Vecchiolla
                                                        Chairman
                                               Telephone: (203) 622-4880

Bird Corporation Announces
That CT Intends to Terminate
Merger Agreement





May 3, 1996 - Norwood, MA - Bird Corporation (the "Company") today announced that it was informed by CertainTeed Corporation ("CertainTeed") that CertainTeed intends to terminate the previously announced merger agreement between the Company and CertainTeed and intends to allow the related tender offer by CertainTeed for the outstanding common stock and preference stock of the Company to expire without accepting any shares.


The Company is evaluating its response to this decision.


Bird Corporation, founded in 1795, is a manufacturer of asphalt shingles and related roll roofing products serving customers in the Northeastern U.S. from a state-of-the-art facility located in Norwood, Massachusetts.



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